UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 30, 2019

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Corporate Notes

Item 9.	Other Events

THE ISSUER WILL BE LATE IN FILING ITS 1-K FOR FISCAL YEAR ENDING 12-31-18 DUE TO ISSUERS AUDIT FOR SAID PERIOD NOT BEING COMPLETED AS OF APRIL 30, 2019. ISSUER PLANS ON FILING ITS 1-K ON OR BEFORE MAY 14, 2019, WHICH IS THE TIME PERIOD ALLOWED FOR SIMILAR LATE FILINGS UNDER RULE 12B-25 OF THE SECURITIES EXCHANGE ACT OF 1934.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	/s/ JAMES BYRD, CEO

Date APRIL 30, 2019

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